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                                                               EXHIBIT (a)(5)(B)

For Immediate Release                    Contact: Timothy J. Reid (785) 295-6695


PAYLESS SHOESOURCE, INC. COMMENCES SELF-TENDER FOR 7,547,170 SHARES OR 25% OF ITS OUTSTANDING COMMON STOCK

TOPEKA, Kan., March 13, 2000 -- Payless ShoeSource, Inc. (NYSE: PSS) today commenced its previously announced Dutch auction self-tender offer for up to 7,547,170 shares, or approximately 25 percent of its outstanding common stock, at prices ranging from $48 to $53 per share, or a total of $362 million to $400 million if the maximum number of shares is repurchased.

The tender offer will expire at 5:00 p.m., Eastern Standard time, on Monday, April 10, 2000, unless extended. If the number of shares tendered is greater than the number sought, the company will select the lowest price within the stated range that will allow it to buy 7,547,170 shares, with purchases generally to be made on a pro rata basis for shareowners tendering at or below the purchase price. The company reserves the right, in its sole discretion, to increase the number of shares purchased subject to compliance with applicable law.

This price range represents a 15 to 27 percent premium to the $41 3/4 closing price per share on March 7, 2000, the last trading day prior to announcing its intention to commence the tender offer.

Steven J. Douglass, Payless Chairman and Chief Executive Officer, said, "This repurchase program clearly demonstrates that management continues to focus its capital allocation on creating value for its shareowners. We think that this transaction is the right choice for the company. We have had a very positive response from our shareowners to the announcement of the self-tender."

Copies of the offer to purchase, the letter of transmittal and other tender offer documents can be obtained for free by calling the Information Agent, D.F. King & Co., Inc. at 800-848-3416. Shareowners will also be able to obtain the offer to purchase and related materials for free at the SEC's website at www.sec.gov. The Dealer Manager of the tender offer is Goldman, Sachs & Co.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company's common stock. The solicitation of offers to buy the company's common stock are only being made pursuant to the tender offer documents described above, which the company is sending out to its shareowners.
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Shareowners should read those materials carefully prior to making any decisions with respect to the tender offer because they will contain important information, including the various terms and conditions of the offer.

The Board of Directors of the company has approved the tender offer but neither the company nor the Board of Directors is making any recommendation to shareowners as to whether to tender or refrain from tendering their shares or as to the purchase price or prices at which shareowners may choose to tender their shares. Shareowners must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered.

Payless ShoeSource, Inc. is North America's largest family footwear retailer. The company operates 4,462 Payless ShoeSource stores offering quality family footwear at affordable prices. In addition, customers can buy shoes over the Internet through Payless.com(SM), at http://www.payless.com. Payless also operates 220 Parade stores featuring fashionable mid-priced women's footwear.

This release contains forward-looking statements relating to such matters as anticipated financial performance, share repurchase plans, consumer spending patterns, business prospects, new products, future store openings, inventories, possible strategic alternatives and similar matters. Forward-looking statements are identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words. A variety of known and unknown risks and uncertainties and other factors could cause actual results and expectations to differ materially from the anticipated results or expectations. Please refer to the company's 1998 Annual Report and the company's Form 10-K for the fiscal year ended January 30, 1999, for more information on these and other risk factors that could cause actual results to differ. The company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.